United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

CFO's COMMENTS	P.2
GLOBAL PULP MARKET UPDATE	P.3
PRODUCTION AND SALES	P.4
INCOME STATEMENT 3Q07	P.6
DEBT AND CASH STRUCTURES	P.9
EBITDA ANALYSIS	P.11
CAPITAL EXPENDITURE	P.11
VERACEL INFORMATION	P.12
DIVIDENDS	P.15
ADDITIONAL INFORMATION	P.16
ECONOMIC & OPERATIONAL DATA P.24

Additional information: (55-11) 3301-4131 Denys Ferrez or André Gonçalves invest@aracruz.com.br

Conference Call: October 9, 2007 -11:00 a.m.(US EST). To join us, please dial:

(+1-412) 858-4600 Code: Aracruz

The call will also be web cast on Aracruz's website: www.aracruz.com.br/ir

Highlights of the third quarter 2007

ü	Aracruz, for the third straight year, is chosen for the DJSI World and, for the second consecutive year, is the only company from the paper and forest sector.

ü	Moody's gives Aracruz one of the best ratings/outlooks among global paper and forest product players.

ü	Optimization project at UBR is completed, increasing annual capacity by 200,000 MT. Full daily capacity is expected to be attained within 30 days.

ü	Pulp sales² and production volumes were equivalent in the 3Q07. Inventory level at the end of 3Q07 was at 52 days of production, 3 days below the normal level.

ü	Strong demand and low level of world inventories led to another price increase effective October 1st , the third increase in 2007.

ü	Cash flow currency protection has generated a positive impact of $79 million in 2007, representing a gain of $25/t, based on the 2007 production.

ü	Aracruz's cash production cost was $219/ton in the 3Q07, as predicted, despite the Guaíba Unit’s annual maintenance downtime being brought forward.

ü	Adjusted EBITDA was $210 million, lower than in the 2Q07, due to reduced sales volume, and in line with the 3Q06. The total for the last twelve months is $856 million.

ü	Net income was US$105 million in the 3Q07, equivalent to $1.02/ADR. Net income for the last twelve months is US$455 million, or $4.41/ADR.

ü	The stock price reached the record level of $74/ADR. Average daily trading volume in 2007, of $38 million (NYSE + Bovespa), is 41% higher than in 2006.

ü	Additional Interest on Stockholders' Equity (ISE), amounting to R$76 million (US$40 million), was declared for the 2007 base year.

Aracruz – Summary								3	Q07	3	Q07
	Unit of
		3	Q07	2	Q07	3	Q06	vs.		vs.		YTD07 YTD06		LTM
	Measure
								2	Q07	3	Q06
Net revenue	$ million	455.5		494.2		432.0		(8%)		5%		1,345.1	1,223.4	1,802.5
Adjusted EBITDA (including Veracel) [1]	$ million	210.4		225.8		212.1		(7%)		(1%)		636.6	593.9	855.5
Adjusted EBITDA margin (including Veracel)
	Percentage	46%		46%		49%		-		(3	p.p.)	47%	49%	47%
1
Income before taxes, minority interest and
equity in the results of affiliated companies	$ million	174.2		212.0		130.5		(18%)		33%		529.6	390.5	678.2
· Current income tax	$ million	12.7		12.8		(13.6)		-		-		46.5	23.5	53.7
· Deferred income tax	$ million	49.5		54.1		6.5		-		-		119.7	26.1	132.4
Net Income	$ million	105.3		122.5		143.2		(14%)		(26%)		327.4	328.3	454.5
Earnings per ADR [3]	$ per ADR	1.02		1.19		1.39		(14%)		(26%)		3.18	3.19	4.41
Adjusted pulp sales volume [2]	'000 Tons	753		832		747		(9%)		1%		2,261	2,214	3,067
Paper sales volume	'000 Tons	14		15		15		(7%)		(7%)		44	42	57
Pulp production volume (including Veracel)	'000 Tons	754		763		753		(1%)		-		2,301	2,312	3,092
Total debt (including Veracel)	$ million	1,704.8		1,605.6		1,721.9		6%		(1%)		-	-	-
Net debt (including Veracel)	$ million	1,105.7		1,104.8		1,108.5		-		-		-	-	-

1 See page 21 for discussion of non-GAAP measurements used in this press release. – 2 Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 5). – 3 1 ADR = 10 class B preferred shares.

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated third quarter 2007 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50% stake.

CFO's comments

"Market conditions continued to be tight, with pulp prices showing new increases – up $20/ton in the USA & Asia and $30/ton in Europe, starting in October –, discussed in the next section of this results release. Consequently, the pulp sales volume in the quarter was limited to what the company was able to produce during the period. The company's sales and production volumes for the quarter totaled 753,000 MT and 754,000 MT, respectively. The inventory level was below the target (55 days) for the end of the quarter, at 52 days of production (2Q07: 53 days and 1Q07: 63 days), including our share of Veracel's inventory.

The sales volume in the 3Q07 was 1% higher than in the same period of last year and 9% lower than in the 2Q07. In the previous quarter (2Q07), the sales volume benefited from the high inventory level at the beginning of the period – equivalent to 63 days of production at the end of the 1Q07 –compared to a normal level of approximately 55 days. Largely for that reason, the total net revenue, of $455.5 million, was 8% lower in comparison with the 2Q07.

The production volume reflects the scheduled annual maintenance downtime at the Barra do Riacho Unit (mills "A" and "C") and the bringing forward of the Guaíba Unit’s maintenance downtime, originally scheduled for the 4Q07. The figures were similar to those of the 2Q07 and 3Q06, when there was also maintenance downtime.

As predicted in the previous results conference call, the cash production cost in the quarter was $219/ton ($223/ton in the 2Q07 and $191/ton in the 3Q06), despite bringing forward the Guaíba Unit’s annual maintenance downtime. This is still higher than the normally expected level, due to the impact of maintenance downtime and the completion of the Barra do Riacho Optimization Project. This project was finalized during the third quarter and will increase the current annual nominal capacity by 200,000 MT. It is also expected to reduce the cash production cost by approximately $5/ton, through gains in scale and the lower consumption of raw materials such as chemicals and wood, and is expected to be running at full capacity in 30 days. In comparison with the 3Q06, most of the cash production cost increase is explained by the Brazilian currency’s appreciation against the dollar.

With regard to cash flow currency protection, given all the recent turbulence in the financial markets, the company decided to unwind its previous short position in dollars ($550 million at the end of the 2Q07) until it develops a better understanding of the current environment. Despite having no outstanding position at the end of the 3Q07, there was a gain of $24 million (2Q07: $35 million). The year-to-date gain is $79 million, which would be equivalent to $25/ton, based on the full year production target of approximately 3.15 million MT.

Financial expenses in the quarter registered a credit of $5.8 million (an expense in the 2Q07: $19.3 million and 3Q06: $38.3 million), mainly due to the reversal of the provision for contingencies that are no longer payable.

Once again, the income tax provision was affected by the impact of changes in the Brazilian currency exchange rate against the dollar on Brazilian GAAP numbers, which are the basis for calculating the Brazilian taxes. During the quarter, income taxes were equivalent to 37% of the pre-tax profit (2Q07: 35% and 3Q06: -5%), Mainly due to the factors described above, our net income in the 3Q07 totaled $105 million, or $1.02 per ADR, and the adjusted EBITDA amounted to US$210 million, equivalent to a 46% margin. During the quarter, a new list was released for the Dow Jones World Sustainability Index (DJSI World 2007/2008), with Aracruz Celulose (NYSE: ARA) included, for the third year in a row, among this select group of companies. The index highlights the best corporate sustainability practices around the world, based on the analysis of economic, environmental and social criteria. Moreover, Aracruz was once again the only forestry company selected, out of 13 forestry companies worldwide that were up for consideration this year." Isac Zagury - CFO

ARACRUZ RESULTS - THIRD QUARTER 2007 3

Global Pulp Market Update

The world economy continued to expand through the third quarter of 2007, despite the uncertainty that financial turbulence cast over future growth, thus maintaining a positive environment for the pulp and paper industry.

Printing & Writing paper demand in Europe has been positive through the summer period, with the order books close to their long term average. In North America, prices for P&W have been holding firm, due to the weak dollar and capacity rationalization. In China, P&W demand has shown signs of growth, as duties are introduced on imports by the U.S., while prices continue to move up in Asia, reaching their highest level in 7 years, according to RISI. On the tissue side, overall demand in North America has been holding tight, with growth in the consumer grades that are essentially the end use for eucalyptus fiber. Around the globe, 3.0 million tons of new tissue capacity is expected to reach the market by 2009.

In the pulp market, the softwood sector has been balanced recently, due to the shift in production from hardwood to softwood by those in Europe and North America who have this flexibility. On the other hand, the hardwood sector has been kept tight by pulp mill closures in Indonesia, Chile and Korea, insufficient logging of mixed Tropical Hardwood in Indonesia and relatively short supply in other areas, while demand had grown by 6.0 % until August 2007.

By the end of August, total market pulp demand had already surpassed the 2006 level by 3.0%, or 796,000 tons, with total inventories holding at 31 days of supply, according to World-19 figures. When broken down by grade, softwood stands at 27 days of supply, while hardwood is at 33 days, a level which, under normal market conditions, should be closer to 37 or 38 days. On the consumer side European inventories closed August at 24 days of supply maintaining itself at a low level.

ARACRUZ RESULTS - THIRD QUARTER 2007 4

According to the W-19 figures, Eucalyptus demand had reached 6.9 million tons by the end of August, which is equivalent to an increase of 16%, or 947,000 tons, over the 2006 figure, and represented 60% of total hardwood demand.

Eucalyptus demand - Net increase in market pulp grades 2007 vs 2006 (8 months)

The market has entered the period of stronger seasonal demand, while several supply problems that have spread worldwide still persist. The impact of the timing of expansion projects in Latin America will not depend on the theoretical capacity, but on the effective production level, and these could still be delayed by political issues. Decisive existing and potential issues, impacting on effective world production levels, are the ongoing strike of forestry workers in Canada, the availability of wood for the Indonesian pulp mills, winter weather conditions in Scandinavia, which will be crucial to wood supply there, potential pulp mills closures in China - which could affect an output level of 3.0 million tons, and Russian duties on wood exports. Taking all of this into consideration, supply and demand fundamentals will most probably continue tight over the next couple of months.

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 627,000 tons in the third quarter of 2007, compared to 637,000 tons in the 2Q07 and 622,000 tons in the 3Q06. There was a 10-day maintenance downtime at the Barra do Riacho Unit’s fiberlines "A" and "C", and the company decided to bring the maintenance downtime at the Guaíba Unit forward to the third quarter - it was previously scheduled for the fourth quarter.

During the third quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 253,000 tons of pulp, of which 149,000 tons were sold to Aracruz.

ARACRUZ RESULTS - THIRD QUARTER 2007 5

At the Guaíba unit, paper production in the quarter totaled 14,000 tons, consuming approximately 12,000 tons of the pulp produced. Paper inventories were at 400 tons at the end of September 2007, while paper sales in the third quarter of 2007 totaled 14,000 tons.

Aracruz pulp sales totaled 753,000 tons in the third quarter, with 616,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 136,000 tons being supplied by Veracel and resold in the market by Aracruz, plus an additional 1,000 tons of direct sales by Veracel to unrelated parties (representing 50% of Veracel's total direct sales).

At the end of September, inventories at Aracruz stood at 433,000 tons, compared to 421,000 tons at the end of June 2007, representing 49 days of production. The inventory level at Veracel, at the end of September 2007, represented an additional 3 days of production for Aracruz.

ARACRUZ RESULTS - THIRD QUARTER 2007 6

Income Statement 3Q07

Total net operating revenue came to $455.5 million, $23.5 million higher than in the 3Q06 and $38.7 million lower than in the 2Q07.

Net paper operating revenue in the quarter amounted to $15.4 million, $2.1 million higher and $0.7 million lower, respectively, than in the same period of 2006 and in the 2Q07.

Net pulp operating revenue during the quarter amounted to $437.0 million, compared to $418.7 million in the same period last year. Revenue increased mainly as a result of the 1% higher sales volume and 3% higher net pulp prices. When compared to the 2Q07 revenue, of $474.8 million, the $37.8 million decrease was the result of the 9% lower sales volume, partially offset by 2% higher net pulp prices.

The total cost of sales was $290.9 million in the third quarter of 2007, compared to $261.2 million in the same period of the previous year, mainly due to the higher cash production cost. When compared to the total of $313.0 million in the second quarter of 2007, the decrease was mainly due to the 9% lower sales volume.

Cost of goods sold – breakdown	3	Q07	2	Q07	3	Q06
Pulp produced	64.1%		65.7%		64.5%
Pulp purchased	18.1%		17.0%		17.0%
Inland and ocean freight plus insurance	13.5%		13.5%		15.1%
Paper produced	3.4%		3.2%		3.4%
Port services	0.9%		0.6%		-

Note: "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

The Aracruz pulp production cost in the quarter was $308/ton, compared to $279/ton in the same period of 2006. The combined pulp cash production cost of the Barra do Riacho and Guaíba units (net of depreciation and depletion) in the quarter was $228/ton, compared to $200/ton in the same period of 2006 and $232/ton in the second quarter of 2007. When supplemented by Veracel's figures, the pulp cash production cost in the 3Q07 was $219/ton (3Q06: $191/ton and 2Q07: $223/ton). Note: The information provided in this paragraph does not include gains from transactions for the purpose of cash flow currency protection.

A detailed analysis of the cash production cost, including our portion of Veracel's figures, is provided below, on a weighted average basis.

Barra do Riacho and Guaíba Units , plus 50% of Veracel - 3Q07 vs. 2Q07	US$ per ton
2Q07 - Cash production cost	223
Brazilian currency appreciation against the US dollar	8
Wood cost - mainly due to lower average distance from the forest to the mill	(6)
Lower consumption of raw material - Fiberline C re-started from maintenance downtime in early
(6)
Oct.
Lower cost of raw materials	(2)
Other	2
3Q07 - Cash production cost	219

ARACRUZ RESULTS - THIRD QUARTER 2007 7

Barra do Riacho and Guaíba Units , plus 50% of Veracel - 3Q07 vs. 3Q06	US$ per ton
3Q06 - Cash production cost	191
Brazilian currency appreciation against the US dollar	22
Wood cost - mainly related to higher volume from the farmer partnership program (approximately
6% of consumption in the 3Q06 vs 15% in the 3Q07)	6
Higher cost of raw materials, partially offset by lower consumption	4
Lower maintenance cost	(2)
Other	(2)
3Q07 - Cash production cost	219

(US$N per ton)	2Q07	3Q07
Barra do Riacho and Guaíba Units only - cash production cost	232	228

Approximately 75% of the company's cash production cost is presently correlated to the local currency (real - R$).

Sales and distribution expenses came to $19.5 million, $1.7 million higher than in the 3Q06, mainly due to changes in geographical sales mix and higher terminal expenses. It was down $2.0 million, when compared to the 2Q07, mainly due to a 9% lower sales volume.

Administrative expenses came to $14.2 million, $5.0 million and $1.3 million lower, respectively, than in the 3Q06 and the 2Q07. The reduction in comparison to the 3Q06 was mainly due to lower marketing expenses. When compared to the 2Q07, there were $2.6 million lower service and personnel expenses partially offset by $1.3 million higher marketing expenses.

The result for other net operating expenses in the quarter was a $3.4 million expense, compared with a net expense of $5.1 million in the 3Q06 and a credit of $24 million in the 2Q07. The difference in relation to the 2Q07 is mainly due to the $23.4 million reversal of an ICMS tax credit provision made in the previous period. When compared to the 3Q06, the decrease was mainly due to the reversal of provision contingencies that are no longer payable.

The sum of the financial and currency re-measurement results in the quarter showed a net credit of $46.7 million, compared to a net credit of $1.9 million in the same period of last year and a net credit of $43.8 million in the second quarter of 2007 (see table below).

ARACRUZ RESULTS - THIRD QUARTER 2007 8

(US$ million)	3Q07	2Q07	3Q06
Financial Expenses	(5.8)	19.3	38.3
Interest on financing	21.8	21.0	24.0
Interest on tax liabilities	(11.9)	4.7	4.7
PIS / COFINS	(17.6)	-	-
Other	1.9	(6.4)	9.6
Financial Income	(36.6)	(62.9)	(39.8)
Interest on financial investments	(15.0)	(21.3)	(22.7)
Dollar futures contract - BM&F	(24.3)	(35.2)	(8.6)
Interest rate -BM&F (futures contracts) and swap results	4.5	(4.3)	-
Other	(1.8)	(2.1)	(8.5)
Currency re-measurement - (gain)/loss	(4.3)	(0.2)	(0.4)
Total	(46.7)	(43.8)	(1.9)

The "Financial expenses" in the 3Q07 registered a credit of $5.8 million, compared to an expense in the 2Q07 of $19.3 million and in the 3Q06 of $38.3 million, mainly due to the reversal of a provision for contingencies and interest thereon that will no longer be due, in regard to PIS/COFINS.

The "Financial Income" in the quarter was $26.3 million lower than in the 2Q07, mainly due to lower gains on our cash flow currency protection transactions - which showed a gain of $24 million in the 3Q07 (the 2Q07 showed a gain of $35 million), to US$ 6.1 million of non-recurring interest on the short term investment of funds temporarily available for the Portocel expansion in the 2Q06, and to the negative results on interest rate futures and swap contracts (designed to set a fixed interest rate on our cash investments and to swap financial liabilities from "TJLP plus spread" into "dollar coupon").

The financial income was $3.2 million lower, compared to the 3Q06, due to a lower average financial investment balance, lower interest rates and lower interest on tax credits partially offset by higher gains on derivative transactions (3Q07: $19.8 million and 2Q06: $8.6 million) At the end of the quarter, the cash flow currency protection strategy was unwound, in view of all the recent turbulence in the financial markets, until a better understanding of the current environment and trends is developed.

The cash flow currency protection transaction results (dollar futures contracts) accumulated in 2007, showing a gain of $79 million, would be equivalent to approximately $25/ton, if divided by the 2007 production volume target of 3.15 million tons of pulp (including volumes from Veracel). –

It is important to mention that this is not a guarantee of future performance.

The results of such positions have been recorded as financial income. These contracts do not qualify for hedge accounting under USGAAP.

The equity result showed a loss of $4.5 million from Veracel (see the Veracel Information section for more details).

ARACRUZ RESULTS - THIRD QUARTER 2007 9

Income tax and social contribution accruals in the third quarter amounted to an expense of $62.2 million, compared to a credit of $7.1 million in the same period of 2006, mainly due to the impact of exchange rate volatility on the BRGAAP financial results (3Q07: +4.5% and 3Q06: -0.5%) and higher gains on cash flow currency protection transactions. Measured against an expense of $66.9 million in the 2Q07, the very similar results were basically due to the equivalent impact of exchange rate volatility on the BRGAAP financial results.

Since 2005, the company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period that the underlying assets/liabilities are settled, and not in the period that such tax liabilities arise. This allows the company to defer tax payments on currency variations reported in the Brazilian financial statements, denominated in reais (BR GAAP).

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	3Q07	2Q07	3Q06
INCOME TAX & SOCIAL	62.2	66.9	(7.1)
CONTRIBUTION
Deferred income tax	49.5	54.1	6.5
BR GAAP exchange rate impact	31.5	37.1	(1.5)
Other	18.0	17.0	8.0
Current income tax	12.7	12.8	(13.6)

At the end of the third quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to $162 million (2Q07: $130 million). These should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP foreign currency variations.

Debt and Cash Structure

The company's total debt amounted to $1,364.8 million at the end of September 2007, $103.2 million higher than at the end of June 2007 and $61.1 million higher than at the end of September 2006.

	September	June 30,	September
(US$ million)
	30, 2007	2007	30, 2006
Short-term debt	95.7	83.4	107.7
Current portion of long-term debt	77.1	74.2	87.1
Short term debt instruments	5.5	-	4.6
Accrued financial charges	13.1	9.2	16.0
Long-term debt	1,269.1	1,178.2	1,196.0
Total debt	1,364.8	1,261.6	1,303.7
Cash, cash equivalent and short-term investments	(598.7)	(500.2)	(613.0)
NET DEBT OF ARACRUZ	766.1	761.4	690.7
50% of Veracel's cash, cash equivalent and investments	(0.4)	(0.5)	(0.4)
50% of Veracel's total debt	340.0	343.9	418.2
50% OF VERACEL'S NET DEBT	339.6	343.4	417.8
NET DEBT INCLUDING 50% OF VERACEL	1,105.7	1,104.8	1,108.5

ARACRUZ RESULTS - THIRD QUARTER 2007 10

The local currency debt corresponds basically to long-term BNDES (Brazilian Development Bank) loans. The debt maturity profile, as at September 30, 2007, was as follows:

(US$ million)		Aracruz				Aracruz + 50% of Veracel
	Local	Foreign	Total	%	50% of		%
	Currency	Currency	Debt		Veracel's debt	Total Debt
2007	18.9	13.2	32.1	2.3%	16.3	48.4	2.8%
2008	70.1	14.6	84.7	6.2%	59.9	144.6	8.5%
2009	37.9	15.0	52.9	3.9%	59.0	111.9	6.6%
2010	11.4	11.2	22.6	1.7%	55.9	78.5	4.6%
2011	11.4	11.9	23.3	1.7%	59.7	83.0	4.9%
2012	10.3	172.3	182.6	13.4%	58.5	241.1	14.1%
2013	26.9	218.5	245.4	18.0%	29.8	275.2	16.1%
2014 onwards	159.0	562.2	721.2	52.8%	0.9	722.1	42.4%
Total	345.9	1,018.9	1,364.8	100.0%	340	1,704.8	100.0%

With regard to liability management, the gross debt maturity profile, including our share in Veracel, had improved to 63 months at the end of September, from 58 months at the end of the 2Q07.

Debt structure	Principal	% of		Average	Remaining average
(not including Veracel's figures)	(US$ million)	total		interest rate	term (months)
Floating rate (spread over Libor - % p.a.)	909	68%		0.72%	79
Trade Financing	909	68%		0.72%	79
Floating rate (% p.a.)	386	28%			55
BNDES - Local currency	344	25%	TJLP	(²) + 2.90%	55
BNDES - Foreign currency (currency basket)	42	3%	(¹) +	2.58%	51
Fixed rate (% p.a.)	57	4%			45
Export Credit Notes	57	4%		5.985%	45
Total	1,352	100%			70

(1) BNDES's interest rate for foreign currency contracts; (²) Brazilian long-term interest rate.

Since the beginning of the year, a sum equivalent to US$315 million has been swapped from "TJLP plus spread" (real denominated) into dollar coupon (dollar denominated), at a fixed interest rate. The remaining balance sheet financial exposure to the "TJLP" interest rate (real denominated), comes basically through our stake on Veracel.

Cash, cash equivalent and short-term investments, at the end of the quarter, totaled $598.7 million, of which $584.2 million was invested in Brazilian currency instruments and $14.5 million was invested in US dollar time deposits. Of the total amount at the end of the quarter, 86% was invested locally and 14% was invested abroad.

Net debt (total debt less cash holdings) amounted to $766.1 million at the end of the quarter, $4.7 million higher than at the end of the previous quarter, mainly due to $186.2 million of capital expenditure, $7.8 million of capital increase in affiliated companies and $40.5 million of Interest on Stockholders’ Equity, partially offset by positive operational cash generation.

ARACRUZ RESULTS - THIRD QUARTER 2007 11

EBITDA Analysis

- Adjusted EBITDA comparison 3Q07 vs. 3Q06 (not including results of cash flow currency protection ) The third quarter 2007 adjusted EBITDA, including 50% of Veracel, totaled $210.4 million, compared to $212.1 million for the same period of last year. This was mainly a consequence of the negative impact of the higher cash production cost (see details on page 7), and resulted in an adjusted margin of 46% for the third quarter (49% in the 3Q06).

- Adjusted EBITDA comparison 3Q07 vs. 2Q07 (not including results of cash flow currency protection ) When compared with the 2Q07 figure, the third quarter 2007 adjusted EBITDA of $210.4 million, including 50% of Veracel, was down $15.4 million. This was mainly due to a 9% lower pulp sales volume.

- Adjusted EBITDA for the first nine months of 2007, including cash flow currency protection gains in proportion to the production volume, would be $715.9 million, representing a 53% margin.

Capital Expenditure -Realized

Capital expenditure and investment were as follows:
(US$ million)	3Q07	YTD07
Silviculture	38.7	104.9
On-going industrial investment	13.6	30.7
Forest and land purchases	45.4	91.5
Other forestry investments	9.2	24.6
Barra do Riacho and Guaíba unit optimization	57.8	135.3
Portocel - private port terminal	17.6	40.1
Miscellaneous projects	3.9	8.5
Total Capital Expenditure	186.2	435.6
Aracruz capital increase in affiliated companies	7.8	(1)103.8
Total Capital Expenditure and Investment	194.0	539.4
(1) mainly used to pay down debt .

Capital Expenditure -Forecast

The forecast capital expenditure, also showing 50% of Veracel's figures, is as follows:
(US$ million)	4Q07E	2008E	2009E	2010E
· New land and forest development to support Guaíba Unit expansion	25	215	55	26
· Barra do Riacho Unit optimization	15	10	-	-
· Portocel - private port terminal	5	20	-	-
· Regular investments (Barra do Riacho and Guaíba) - including silviculture, mill maintenance and corporate investments	40	155	155	155
Sub-total - (Aracruz only)	85	400	210	181
· 50% new land and forest development to support Veracel expansion	20	60	33	34
· 50% of the regular investment to be made by Veracel (Aracruz's stake)	6	23	23	23
Total - including Aracruz's stake in Veracel	111	483	266	238

Note: Forecast investments do not include the industrial capital expenditure on expansion projects, such as for Guaíba and Veracel, as they have not yet been formally approved by the Board of Directors.

ARACRUZ RESULTS - THIRD QUARTER 2007 12

Veracel Information

Veracelpulp production totaled 253,000 tons in the third quarter of 2007. At the end of September, inventory stood at 43,000 tons of pulp.

Veracel pulp sales totaled 285,000 tons in the third quarter, of which 149,000 tons went to Aracruz, 135,000 tons went to the other controlling shareholder and 1,000 tons went to unrelated parties.

VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of US dollars)
	Sep.30,	Jun.30,	Sep.30,		Sep.30,	Jun.30,	Sep.30,
ASSETS	2007	2007	2006	LIABILITIES	2007	2007	2006

Current assets	116.5	132.2	145.3	Current liabilities	156.5	153.7	145.0
Cash investments	0.8	1.0	0.8	Short-term debt	124.3	121.2	111.6
Other current assets	115.7	131.2	144.5	Other accruals	32.2	32.5	33.4
Long term assets	160.2	153.6	120.0	Long-term liabilities	570.0	576.8	746.1
Other long term assets	160.2	153.6	120.0	Long-term debt	555.7	566.6	724.7
Permanent assets	1,200.5	1,188.4	1,225.0	Other long-term liabilities	14.3	10.2	21.4
				Stockholders' equity	750.7	743.7	599.2
TOTAL	1,477.2	1,474.2	1,490.3	TOTAL	1,477.2	1,474.2	1,490.3

VERACEL'S TOTAL DEBT MATURITY, AS AT SEPTEMBER 30, 2007

(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2007	24.5	8.3	32.8	4.8%
2008	84.5	35.2	119.7	17.6%
2009	82.9	35.1	118.0	17.3%
2010	76.7	35.0	111.7	16.4%
2011	84.4	35.0	119.4	17.6%
2012	86.1	30.9	117.0	17.2%
2013 onwards	43.9	17.5	61.4	9.1%
Total	483.0	197.0	680.0	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

ARACRUZ RESULTS - THIRD QUARTER 2007 13

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of US dollars)

Income statement	3Q 07	2Q 07	3Q 06
Gross operating income	37.2	27.5	35.7
Sales expenses	3.7	3.5	4.6
Administrative expenses	4.4	3.6	3.5
Other, net	(0.4)	18.2	0.9
Operating income	29.5	2.2	26.7
Financial income	(0.2)	(0.3)	(0.2
Financial expenses	17.4	16.7	20.8
Loss (gain) on currency re-measurement, net	17.5	19.3	(7.3
Other, net		2.8	(0.2
Income before income taxes	(5.2)	(36.3)	13.6
Income tax expense (benefit)	3.5	(4.4)	1.9
Net income	(8.7)	(31.9)	11.7

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)
Statement of cash flow	3Q 07	2Q 07	3Q 06
Cash flow from operating activities
Net income (loss)	(8.7)	(31.9)	11.7
Adjustments to reconcile net income to net cash provided by
	38.7	35.3	13.9
operating activities
(Increase) decrease in assets	15.2	26.4	(11.3)
Increase (decrease) in liabilities	1.4	7.4	1.5
Net cash provided by operating activities	46.6	37.2	15.8
Cash flow from investments
Additions to property, plant and equipment	(33.0)	(27.5)	(53.8)
Other	0.6	0.7	0.4
Net cash (used in) investments	(32.4)	(26.8)	(53.4)
Cash flow from financing
Short-term and long-term debt, net	(30.1)	(27.9)	(11.5)
Capital increase	15.7	18.0	49.0
Net cash provided by (used in) financing	(14.4)	(9.9)	37.5
Effects of exchange rate changes on cash and cash
	-	0.4	0.1
equivalents
Increase (decrease) in cash and cash equivalent	(0.2)	0.9	-
Cash and cash equivalent, beginning of period	1.0	0.1	0.8
Cash and cash equivalent, end of period	0.8	1.0	0.8

ARACRUZ RESULTS - THIRD QUARTER 2007 14

Adjusted EBITDA of VERACEL (in millions of US dollars)
(US$ million)	3Q 07	2Q 07	3Q 06
Net income (loss)	(8.7)	(31.9)	11.7
Financial income	(0.2)	(0.3)	(0.2)
Financial expenses	17.4	16.7	20.8
Income tax	3.5	(4.4)	1.9
Loss (gain) on currency re-measurement, net	17.5	19.3	(7.3)
Other	-	2.8	(0.2)
Operating income	29.5	2.2	26.7
Depreciation and depletion in the results	21.4	19.0	23.3
EBITDA	50.9	21.2	50.0
Non-cash charges	(1.1)	21.8	-
Adjusted total EBITDA	49.8	43.0	50.0

Veracel's capital expenditure was as follows:
(US$ million)	3Q07	YTD07
Silviculture	12.6	32.4
Land purchases	6.0	16.1
On-going industrial investment	14.4	27.4
Total Capital Expenditure	33.0	75.9

Veracel's capital expenditure forecast:
(US$ million)	4Q07E	2008E	2009E	2010E
· New land and forest development to support Veracel expansion	40	120	66	68
· Regular investments	12	46	46	46
Total	52	166	112	114

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

ARACRUZ RESULTS - THIRD QUARTER 2007 15

Stock Performance

From September 30, 2006 to September 30, 2007, Aracruz's ADR price increased by 48%, from $49.77 to $73.59. Over the same period, the Dow Jones Industrial Average index increased by 19% and the S&P Paper and Forest index increased by 11%

Results According to Brazilian GAAP

The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a net income of R$260.9 million for the quarter. Aracruz has publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the calculation of minimum dividends and income taxes. In the third quarter of 2007, Aracruz Celulose S.A. reported an unconsolidated net income of R$260.5 million (net income of R$215.8 million, excluding equity results).

Dividends/ Interest on Stockholders' Equity

Up to the end of the third quarter of 2007, a total amount of R$220 million had been declared as Interest on Stockholders’ Equity, in anticipation of the annual dividend for the fiscal year 2007, with R$76 million declared on September 18th, R$77 million on June 19th and R$67 million on March 21st..

Exercising the powers granted by the company’s Board of Directors, in accordance with a decision taken at a meeting held on March 21st, the Executive Board intends, in principle, to declare Interest on Stockholders’ Equity on a quarterly basis. The potential amount that could still be declared, up to the end of December 2006, is governed by article 9 of Law nº 9,249/95.

ARACRUZ RESULTS - THIRD QUARTER 2007 16

Declaration	Fiscal Year		Dividends and		Gross Amount	Gross Amount	Initial Payment
				Ex-Date
Date	of Reference		ISE (1)		(R$ thousand)	per ADR (US$)	Date on ADRs
Sep.18, 2007	2007	(*)	INTEREST(1)	Sep.26, 2007	76,000	0.40	Oct.17.2007
Jun. 19, 2007	2007	(*)	INTEREST(1)	Jun. 27, 2007	77,000	0.41	Jul. 18, 2007
Apr. 24, 2007	2006		DIVIDEND	Apr. 25, 2007	167,000	0.83	May 16, 2007
Mar. 21, 2007	2007	(*)	INTEREST(1)	Mar. 28, 2007	67,000	0.33	Apr. 24, 2007
Dec. 22, 2006	2006	(*)	INTEREST(1)	Dec. 27, 2006	75,000	0.35	Jan. 19, 2007
Sep. 19, 2006	2006	(*)	INTEREST(1)	Sep. 27, 2006	80,000	0.38	Oct. 17, 2006
Jun. 20, 2006	2006	(*)	INTEREST(1)	Jun. 28, 2006	74,000	0.33	Jul. 20, 2006
Apr. 28, 2006	2005		DIVIDEND	May 3, 2006	150,000	0.72	May 11, 2006
Mar. 23, 2006	2006	(*)	INTEREST(1)	Mar. 30, 2006	89,000	0.42	Apr. 20, 2006
Dec. 20, 2005	2005	(*)	INTEREST(1)	Dec. 28, 2005	168,800	0.72	Jan. 13, 2006
Jun. 20, 2005	2005	(*)	INTEREST(1)	Jun. 28, 2005	28,000	0.12	Jul. 13, 2005
May 19, 2005	2005	(*)	INTEREST(1)	May 25, 2005	42,900	0.18	Jun. 13, 2005
Apr. 29, 2005	2004		DIVIDEND	May 2, 2005	150,000	0.60	May 9, 2005
Apr. 19, 2005	2005	(*)	INTEREST(1)	Apr. 27, 2005	81,000	0.31	May 13, 2005
Dec. 21, 2004	2004	(*)	INTEREST(1)	Dec. 29, 2004	28,500	0.11	Jan. 11, 2005
Nov. 16, 2004	2004	(*)	INTEREST(1)	Nov. 23, 2004	32,000	0.12	Dec. 10, 2004
Oct. 19, 2004	2004	(*)	INTEREST(1)	Oct. 27, 2004	198,000	0.69	Nov. 11, 2004
Apr. 29, 2004	2003		DIVIDEND	Apr. 30, 2004	360,000	1.24	May 14, 2004
Apr. 29, 2003	2002		DIVIDEND	May 7, 2003	315,000	1.09	May 15, 2003
Apr. 30, 2002	2001		DIVIDEND	May 2, 2002	180,000	0.77	May 13, 2002
Mar. 30, 2001	2000		DIVIDEND	Apr. 2, 2001	136,878	0.64	Apr. 12, 2001
(1) Interest on Stockholders' Equity
(*) advance payment of dividends

Additional Information

Aracruz, for the third straight year, chosen for Dow Jones Global Sustainability Index

Aracruz Celulose, for the third year in a row, has been included in the New York Stock Exchange’s Dow Jones Sustainability Index (DJSI World) 2007/08, which highlights the best corporate sustainability practices around the world. Moreover, Aracruz once again was the only forestry company selected, out of 13 forestry companies worldwide up for consideration this year. The index comprises 318 companies from 24 nations — seven Brazilian corporations are among them. The 2,500 leading companies listed in the Dow Jones Index are considered for the DJSI, and analyzed according to economic, environmental and social criteria.

“To be once again the only forestry sector company on this list is a very important achievement for Aracruz, especially because the DJSI is one of the indexes with the greatest credibility and one of the most complete in the world,” said Aracruz’s president and CEO, Carlos Aguiar.

The DJSI has become an important benchmark for foreign currency fund management companies.

ARACRUZ RESULTS - THIRD QUARTER 2007 17

These institutions base their investment decisions on the DJSI performance criteria and offer a variety of products to their customers based on the shares of companies that make up the DJSI, proof of commitment to social, environmental and cultural sustainability.

The index takes into account not only their financial performance but also, and mainly, the quality of the management, which must combine economic value with transparency, good corporate governance and social and environmental responsibility, in order to create value for shareholdres over the long-term, by achieving long-term sustainability.

The latest studies for the new Guaíba project predict start up in 2010

Aracruz is finalizing the budget for the expansion of the Guaíba Unit and expects to submit to final shareholder approval in 2007 or early 2008. The initial phase, involving the acquisition of land and the establishing of forests has already been authorized by the Board of Directors, and more than 60% of the land has already been bought or is committed. The total investment in the expansion of the Guaíba Unit is estimated at around US$ 2 billion (land/forest, mill and infrastructure). The capacity of the unit will be increased, from 2010, by an additional 1.3 million MT a year, raising its total annual pulp production to 1.8 million MT.

Moodys ranking's shows Aracruz with one of the best rating/outlook among the global paper and forest products players.

In September, the rating agency Moody's announced its second annual report on the forestry industry, along with the ratings of the world’s leading companies in the sector.

At Baa2, Aracruz Celulose is rated amongst the top five companies in the sector, ahead of major European and North American corporations.

According to Moody’s, South American companies continue to outshine their North American and European rivals, with their high production costs, particularly in view of the significant investments that have been made in recent years to increase production.

Note: In the main body of the text (p.1 - 17), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

ARACRUZ RESULTS - THIRD QUARTER 2007 18

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for per-share	Three-month period ended			Nine-month period ended
amounts)(unaudited)	Sep.30, 2007	Jun.30, 2007	Sep.30, 2006	Sep.30, 2007	Sep.30, 2006
Operating revenues	518,234	564,177	489,209	1,538,108	1,390,000
Domestic	33,283	32,359	20,340	94,718	53,795
Export	484,951	531,818	468,869	1,443,390	1,336,205
Sales taxes and other deductions	62,729	69,973	57,204	192,989	166,576
Net operating revenue	455,505	494,204	432,005	1,345,119	1,223,424
Pulp	437,010	474,808	418,736	1,290,304	1,186,997
Paper	15,382	16,077	13,269	45,170	36,427
Other	3,113	3,319		9,645
Operating costs and expenses	328,020	326,027	303,352	929,646	867,621
Cost of sales	290,925	312,988	261,192	844,287	759,543
Pulp	278,389	300,921	252,388	809,458	734,530
Cost of sales relating to pulp production and purchases	239,267	258,654	213,061	694,524	621,143
Inland freight, ocean freight, insurance and other	39,122	42,267	39,327	114,934	113,387
Paper	9,994	10,175	8,804	28,732	25,013
Other	2,542	1,892		6,097
Selling	19,527	21,502	17,809	58,105	55,806
Administrative	14,209	15,549	19,249	40,172	39,769
Other, net	3,359	(24,012)	5,102	(12,918)	12,503
Operating income	127,485	168,177	128,653	415,473	355,803
Non-operating (income) expenses	(46,720)	(43,824)	(1,892)	(114,132)	(34,698)
Financial income	(36,605)	(62,898)	(39,772)	(149,393)	(146,930)
Financial expenses	(5,818)	19,303	38,344	39,086	119,168
Interest on financing	21,797	20,951	24,070	62,921	68,852
Other	(27,615)	(1,648)	14,274	(23,835)	50,316
(Gain) loss on currency re-measurement, net	(4,268)	(226)	(464)	(3,793)	(6,934)
Other, net	(29)	(3)		(32)	(2)
Income before income taxes, minority interest and equity in the
results of affiliated companies	174,205	212,001	130,545	529,605	390,501
Income taxes	62,185	66,930	(7,104)	166,206	49,577
Current	12,671	12,840	(13,575)	46,463	23,541
Deferred	49,514	54,090	6,471	119,743	26,036
Minority interest	2,220	6,434	184	9,116	373
Equity results of affiliated companies	4,455	16,096	(5,743)	26,875	12,292
Net income for the period	105,345	122,541	143,208	327,408	328,259
Depreciation and depletion in the results:	51,953	57,651	51,770	158,555	158,689
Pulp production cost	50,525	51,857	49,332	155,248	157,014
Forests and other	2,515	(981)	3,815	113	1,115
Other operating costs and expenses	1,603	1,278	1,399	4,150	4,173
Sub-total	54,643	52,154	54,546	159,511	162,302
Inventory movement	(2,690)	5,497	(2,776)	(956)	(3,613)
EBITDA(*)	179,438	225,828	180,423	574,028	514,492
EBITDA (adjusted for other non-cash items) (*)	185,518	204,353	187,105	566,850	532,779
(*) does not include 50% of Veracel's EBITDA

ARACRUZ RESULTS - THIRD QUARTER 2007 19

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)
	Sep.30,	Jun.30,	Sep.30,		Sep.30,	Jun.30,	Sep.30,
ASSETS	2007	2007	2006	LIABILITIES	2007	2007	2006

Current assets	1,248,296	1,165,636	1,231,287	Current Liabilities	338,523	286,895	310,497
Cash and cash equivalents	85,929	97,478	110,576	Suppliers	121,570	96,654	92,860
Short-term investments	492,448	399,744	499,855	Payroll and related charges	32,097	23,904	24,531
Accounts receivable, net	282,439	309,197	262,065	Income and other taxes	41,176	40,118	40,077
Inventories, net	227,998	213,965	217,149	Current portion of long-term debt
Deferred income tax	15,017	15,070	19,268	Related party	74,266	71,493	63,942
Recoverable income and other taxes	120,916	120,632	108,030	Other	2,840	2,711	23,207
Prepaid expenses and other current assets	23,549	9,550	14,344	Short-term debt - export financing and other	5,438		4,600
Property, plant and equipment, net	2,426,281	2,294,815	2,104,138	Accrued financial charges	13,115	9,227	16,004
				Accrued dividends - Interest payable
Investment in affiliated company	401,711	398,316	326,149	on stockholders’ equity	43,297	41,807	38,196
Goodwill	192,035	192,035	192,035	Other current liabilities	4,724	981	7,080
Other assets	185,503	155,594	105,544	Long-term liabilities	1,770,225	1,642,245	1,537,854
Long-term investments	3,234	3,051	2,575
Unrealized gain from currency				Long-term debt
interest rate swaps	17,095			Related party	306,133	242,695	172,948

Advances to suppliers	92,563	88,820	74,528	Other	962,965	935,520	1,023,045
Accounts receivable	20,691			Litigations, contingencies and
				Commitments	83,925	116,451	104,914
Deposits for tax assessments	31,939	30,143	22,109	Liabilities associated with
				unrecognized tax benefits	93,144	85,697	70,791
Recoverable taxes	18,996	32,584	4,177	Interest and penalties on liabilities
				associated with unrecognized tax benefits	64,032	58,494	44,790
Other	985	996	2,155	Deferred income tax	215,396	165,943	87,225
				Suppliers	3,260	3,260	4,097
				Other long-term liabilities	41,370	34,185	30,044
				Minority interest	9,991	7,771	704
				Stockholders' equity	2,335,087	2,269,485	2,110,098
TOTAL	4,453,826	4,206,396	3,959,153	TOTAL	4,453,826	4,206,396	3,959,153

ARACRUZ RESULTS - THIRD QUARTER 2007 20

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of US dollars)
	Three-month period ended			Nine-month period ended
	Sep.30, 2007	Jun.30, 2007	Sep.30, 2006	Sep.30, 2007	Sep.30, 2006
Cash flows from operating activities
Net income for the period	105,345	122,541	143,208	327,408	328,259
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and depletion	54,643	52,154	54,546	159,511	162,302
Equity results of affiliated company	4,455	16,096	(5,744)	26,875	12,291
Deferred income tax	49,514	54,090	6,471	119,743	26,036
Loss (gain) on currency re-measurement	(4,268)	(226)	(464)	(3,793)	(6,934)
Loss (gain) on sale of equipment	(87)	604	200	649	59
Decrease (increase) in operating assets
Accounts receivable, net	5,193	(57,329)	(30,827)	(22,415)	(17,231)
Inventories, net	(14,033)	17,343	(12,998)	(25,294)	(43,276)
Interest receivable on short-term investments	(22,444)	4,100	(11,064)	(35,498)	8,281
Recoverable taxes	19,130	(37,714)	(1,371)	877	(12,905)
Other	(14,125)	(826)	(6,759)	(15,390)	(4,942)
Increase (decrease) in operating liabilities
Suppliers	23,350	1,120	15,638	21,638	(549)
Payroll and related charges	7,536	9,204	5,860	5,115	4,080
Litigation, contingencies and liabilities associated with
unrecognized tax benefits	(24,140)	12,969	(24,290)	(11,187)	10,630
Accrued financial charges	3,754	(4,989)	2,238	(5,059)	8,848
Other	6,488	2,650	(7,166)	12,996	9,009
Net cash provided by operating activities	200,311	191,787	127,478	556,176	483,958
Cash flows from investing activities
Short-term investments	(60,132)	102,931	(15,519)	131,617	56,847
Proceeds from sale of equipment	143	1	91	344	326
Investments in affiliate	(7,850)	(9,000)	(24,500)	(103,850)	(24,500)
Additions to property, plant and equipment	(186,154)	(150,892)	(80,847)	(435,562)	(198,266)
Net cash provided by (used in) investing activities	(253,993)	(56,960)	(120,775)	(407,451)	(165,593)
Cash flows from financing activities
Net short-term debt borrowings/(repayments) , net	7,712	(2,055)	530	8,052	(74,748)
Long-term debt
Issuance	90,546	213,803	250,000	322,656	809,000
Repayments	(17,941)	(219,206)	(247,681)	(253,552)	(759,204)
Dividends and interest on stockholders’ equity paid out	(40,510)	(115,678)	(33,842)	(191,027)	(214,793)
Net cash used in financing activities	39,807	(123,136)	(30,993)	(113,871)	(239,745)
Effect of exchange rate variations on cash and cash equivalents	2,326	161	(669)	2,661	(2,158)
Increase (decrease) in cash and cash equivalents	(11,549)	11,852	(24,959)	37,515	76,462
Cash and cash equivalents, beginning of the period	97,478	85,626	135,535	48,414	34,114
Cash and cash equivalents, end of the period	85,929	97,478	110,576	85,929	110,576

ARACRUZ RESULTS - THIRD QUARTER 2007 21

Reconciliation of Operating Results
Brazilian GAAP v US GAAP (US$ million)	3Q 2007	YTD 2007
Net Income - Parent Company (Brazilian GAAP)	141.7	461.0
Realized (Unrealized) profits from subsidiaries	0.2	5.2
Net Income - Consolidated (Brazilian GAAP)	141.9	466.2
Depreciation, depletion and asset write-offs	15.7	26.9
Income tax provision - Fas 109	(5.1)	(14.5)
Equity results of affiliated company	(7.8)	(29.6)
Reversal of goodwill amortization	16.7	45.9
Foreign-exchange variation	(58.6)	(176.1)
Portocel project capitalized financial income	2.5	8.6
Net Income - Consolidated (US GAAP)	105.3	327.4
Exchange rate at the end of September/2007 (US$1.0000 = R$1.8389)

Non-GAAP information - Disclosure and reconciliation to GAAP numbers

The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

· "Cash production cost"

Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measure under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measure of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measure of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - THIRD QUARTER 2007 22

		3Q07			2Q07				3Q06
	US$	Volume	US$	US$	Volume		US$	US$	Volume		US$
	million '000 tons		per ton	million	'000	tons	per ton	million	'000	tons	per ton
Cost of sales	239.3	752.5		258.7	831.4			213.1	743.7
Pulp inventories at the beginning of the period	(139.1)	(421.1)		(158.3)	(512.5)			(139.1)	(466.7)
Pulp purchased	(57.8)	(148.9)		(43.9)	(114.2)			(45.5)	(127.1)
Pulp for paper production	3.7	11.9		3.5	11.9			3.0	12.1
Other	(0.7)			1.1				0.3	-
Pulp inventories at the end of the period	147.9	432.5		139.0	421.1			142.0	460.5
Pulp production cost	193.3	626.9	308	200.1	637.7		314	173.8	622.5		279
Depreciation and depletion in the production
cost	(50.5)	-	(80)	(51.8)	-		(82)	(49.3)	-		(79)
Cash production cost	142.8	626.9	228	148.3	637.7		232	124.5	622.5		200
Cash production cost - Veracel	22.5	126.7		22.1	125.7			19.1	130.7
Combined cash production cost	165.3	753.6	219	170.4	763.4		223	143.6	753.2		191

· "Net debt"

Net debt reflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measure under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measure of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measure of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measure of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

· "Adjusted EBITDA, including 50% of Veracel"

The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity accounting for associates, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is tolerated by the Brazilian regulators with respect to disclosures published in Brazil.

ARACRUZ RESULTS - THIRD QUARTER 2007 23

(US$ million)	3Q 2007	2Q 2007	3Q 2006	YTD 2007	YTD 2006
Net income	105.3	122.5	143.2	327.4	328.3
Financial income	(36.6)	(62.9)	(39.8)	(149.4)	(146.9)
Financial expenses	(5.8)	19.3	38.3	39.1	119.1
Income tax	62.2	66.9	(7.1)	166.2	49.6
Equity in results of affiliated companies	4.5	16.1	(5.7)	26.9	12.3
Loss (gain) on currency re-measurement, net	(4.3)	(0.2)	(0.4)	(3.8)	(7.0)
Other	2.2	6.5	0.2	9.1	0.4
Operating income	127.5	168.2	128.7	415.5	355.8
Depreciation and depletion in the results:	51.9	57.6	51.7	158.5	158.7
Depreciation and depletion	54.6	52.1	54.5	159.5	162.3
Depreciation and depletion - inventory movement	(2.7)	5.5	(2.8)	(1.0)	(3.6)
EBITDA	179.4	225.8	180.4	574.0	514.5
Non-cash charges	6.1	(21.5)	6.7	(7.2)	18.3
Provision for labor indemnity	1.3	1.3	0.1	3.6	0.8
Provision (reversal) for loss on ICMS credits	(3.4)	(25.4)	5.9	(22.1)	16.6
Provision (reversal) for a tax contingency	(3.5)	-	-	(3.1)	-
Fixed asset write-offs	(0.1)	0.6	0.2	0.6	0.1
Loss on the sale of obsolete spare parts	-	-	-	-	0.1
Discount on tax credit sales	11.8	2.0	-	13.8	0.2
Allowance for doubtful accounts receivable	-	-	0.5	-	0.5
Adjusted Aracruz EBITDA	185.5	204.3	187.1	566.8	532.8
50% of Veracel Adjusted EBITDA	24.9	21.5	25.0	69.8	61.1
Adjusted total EBITDA	210.4	225.8	212.1	636.6	593.9
Adjusted EBITDA margin - %	46%	46%	49%	47%	49%

ARACRUZ RESULTS - THIRD QUARTER 2007 24

Economic and operational data

Eucalyptus pulp international list prices, by region (US$/t)
	Dec.06	Jan.07	Feb.07	Mar.07	Apr.07	May.07	Jun.07	Jul.07	Aug.07	Sep.07
North America	715	715	715	715	715	715	735	735	755	755
Europe	680	680	680	680	680	680	700	700	720	720
Asia	650	650	650	650	650	650	650	650	670	670

Pulp sales distribution, by region	3	Q07	2	Q07	3	Q06	3Q07 vs. 2Q07	3Q07 vs. 3Q06	LTM
Europe	43%		40%		37%		3 p.p.	6 p.p.	41%
North America	35%		34%		34%		1 p.p.	1 p.p.	34%
Asia	20%		24%		27%		(4 p.p.)	(7 p.p.)	23%
Brazil	2%		2%		2%		-	-	2%

Exchange Rate											3	Q07	3	Q07	2	Q07	3	Q06
(R$ / US$)	3	Q07	2	Q07	1	Q07	3	Q06	2	Q06	vs.		vs.		vs.		vs.
											2	Q07	3	Q06	1	Q07	2	Q06
Closing	1.8389		1.9262		2.0504		2,1742		2,1643		(4.5%)		(15.4%)		(6.1%)		0.5%
Average	1.9177		1.9818		2.1085		2,1709		2,1879		(3.2%)		(11.7%)		(6.0%)		(0.8%)
Source: - Brazilian Central Bank (PTAX800).

Cash flow currency protection results	3Q07 YTD	2Q07 YTD	1Q07 YTD	FY06	3Q06 YTD
Nominal (US$ million)	79	55	20	86	73

US$ ( / t (*)	25	17	6	28	24
*) based on annual production volume

Credit ratios,
including 50% of Veracel's figures	3Q07	2Q07	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05
Net Debt / Adjusted EBITDA (LTM)	1.29x	1.29x	1.25x	1.33x	1.42x	1.52x	1.51x	1.67x	1.75x
Total Debt / Adjusted EBITDA (LTM)	1.99x	1.87x	1.93x	2.05x	2.21x	2.35x	2.21x	2.48x	2.71x
Total Debt / Total Capital (gross debt plus equity)	42	41%	41%	43%	45%	46%	44%	46%	49%
Net debt / Total Capital (net debt plus equity)	32	33%	31%	33%	34%	36%	35%	37%	38%
Cash / Short Term Debt	4.18x	3.76x	4.28x	4.37x	4.30x	3.71x	3.44x	1.87x	1.91x
Total debt average maturity – (months)	63	65	59	60	58	48	48	40	29
LTM = last twelve months

ARACRUZ RESULTS - THIRD QUARTER 2007 25

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.

ARACRUZ RESULTS - THIRD QUARTER 2007 26

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer